Exhibit 99.1



             CONTACT:        Investor Relations     (214) 792-4415

              SOUTHWEST AIRLINES REPORTS SECOND QUARTER EARNINGS

      DALLAS, TEXAS - July 15, 2004 -- Southwest Airlines' net income for second quarter 2004 was $113 million, compared to second quarter 2003 net income of $246 million. Net income per diluted share was $.14 for second quarter 2004, compared to $.30 for second quarter 2003. The Company's second quarter 2003 net income included the impact of a $271 million government grant (or $143 million net of profitsharing and income tax effects). Excluding the impact of the government grant, second quarter 2003 net income was $103 million, or $.13 per diluted share.

      The second quarter 2004 results included the following two charges:
      - an $11 million expense (or $6 million net of profitsharing and income tax effects) for costs associated with Southwest's recent voluntary company-wide early out offer,
      - a $12 million expense (or $6 million net of profitsharing and income tax effects), for pay, per diem, and benefit increases retroactive to May 2002 associated with the June 2004 tentative contract agreement reached with TWU Local 556, the union representing Southwest's 7,400 Flight Attendants.

                             Government Grant

      Pursuant to the April 2003 Emergency Wartime Supplemental
Appropriations Act, the Company received a $271 million cash payment from the U.S. government (government grant), which was recognized as "Other gains" in its unaudited Condensed Consolidated Statement of Income for second quarter 2003. This item resulted in an increase of approximately $41 million to Employee profitsharing expense.
      The Company believes it is helpful to management and investors to evaluate ongoing operational performance and trends by excluding the prior year government grant for comparative purposes. A reconciliation of key financial measures excluding the impact of this item is included in this release, pursuant to Regulation G issued by the Securities and Exchange Commission.

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                             Operating Results

      Total operating revenues for second quarter 2004 increased 13.3 percent to $1.72 billion, compared to $1.52 billion for second quarter 2003.
Revenue passenger miles (RPMs) increased 14.1 percent in second quarter 2004, compared to a 4.9 percent increase in available seat miles (ASMs), resulting in a load factor of 76.3 percent versus the second quarter 2003 load factor of 70.1 percent. The passenger revenue yield per RPM decreased 1.1 percent year-over-year to 11.54 cents. Operating revenue per ASM (RASM) increased
7.9 percent year-over-year to 9.14 cents.
      Total second quarter 2004 operating expenses were $1.52 billion, an increase of 10.5 percent, compared to $1.38 billion for second quarter 2003. Excluding the profitsharing impact of the government grant, operating expenses were $1.33 billion in second quarter 2003. Operating expenses per ASM (CASM) for second quarter 2004 increased 5.3 percent, to 8.09 cents, from
7.68 cents in second quarter 2003. Excluding the profitsharing impact of the government grant, CASM for second quarter 2003 was 7.46 cents. In addition to the expenses associated with the Company's early out offer, tentative agreement with its Flight Attendants, and significantly higher jet fuel prices, the CASM increase was driven by higher labor, aircraft maintenance, and advertising costs. Although the Company's hedging program resulted in the recognition of $87 million and $36 million in effective hedging gains in second quarter "Fuel and oil" expense in 2004 and 2003, respectively, average jet fuel cost per gallon increased 21.5 percent to 81.9 cents from 67.4 cents in second quarter 2003.
      Operating income for second quarter 2004 was $197 million, an increase of 40.7 percent, compared to $140 million for second quarter 2003. Excluding the profitsharing impact of last year's government grant, operating income increased 8.8 percent in second quarter 2004 from $181 million in second quarter 2003.
      "Other expenses" was $18 million for second quarter 2004 versus "other income" of $257 million for second quarter 2003. The $275 million swing in "other expenses" primarily resulted from the government grant in second quarter 2003.
      James F. Parker, Vice Chairman and Chief Executive Officer, stated:
"Southwest Airlines is grateful to report its 53rd consecutive quarterly profit. Excluding the impact of last year's government grant, our second quarter earnings of $113 million were up 9.7 percent over second quarter 2003 earnings of $103 million. This increase was achieved despite significantly higher jet fuel prices; the Company's July early out offer, which was accepted by over 1,000 Employees; and additional expenses associated with the tentative agreement with our Flight Attendants. This earnings growth was driven by a

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welcomed improvement in revenues, which increased 13.3 percent versus a year ago, or 7.9 percent per unit (ASM) to 9.14 cents.
      "Considering the difficult airline industry revenue environment, we are pleased with our second quarter revenue and traffic results. Our 2004 load factor increased 6.2 points to 76.3 percent and was a record performance. Thus far, favorable load factors and unit revenue trends have continued in July. Bookings for the remainder of July and August are also strong due to high demand for vacation travel. Bookings for September are building nicely as a result of recent fare sales. Based on these trends, we expect year-over-year unit revenue growth, again, in third quarter 2004, although at a slower pace than second quarter due to toughening comparisons. We also expect third quarter 2004's unit revenue to be below second quarter 2004 RASM of 9.14 cents, which is consistent with historical seasonal trends.
      "As anticipated, our unit costs rose in second quarter 2004 and were higher than budgeted due to higher than expected fuel prices, the Company's early out offer, and higher pay, per diem, and benefit increases retroactive to May 2002 associated with our Flight Attendants. Based on current plans and barring any unforeseen events, third and fourth quarter 2004 unit costs will decline from first half 2004 levels.
      "We continue to mitigate high energy costs with our successful hedging program and fuel efficiency efforts. We are over 80 percent hedged for the remainder of 2004 with prices capped below $24 per barrel. We are also 80 percent hedged for 2005 with prices capped at approximately $25 per barrel and approximately 45 percent hedged for 2006 with prices capped at around $28 per barrel.
      "Based on our current revenue and cost outlook and barring any unforeseen event, we expect third quarter 2004 earnings to exceed third quarter 2003 earnings of $106 million.
      "We are excited about our future growth opportunities and recently exercised options to acquire three more 737-700s in 2005, which brings our current 2005 firm aircraft orders to 34. We are thrilled with the Customer response to our Philadelphia service, which thus far, has been our best start-up ever."
      Net cash provided by operations was $847 million and capital expenditures were $870 million for the six months ended June 30, 2004. We ended second quarter 2004 with $1.8 billion cash on hand. During second quarter 2004, we fully replaced our unsecured revolving credit line of $575

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million, which now expires April 2007. The Company also repurchased approximately 686,000 of its common shares during second quarter 2004, bringing the total to 9.2 million shares, or $136 million, pursuant to the Company's previously announced $300 million repurchase program.
      Total operating revenues for the six months ended June 30, 2004 increased 11.7 percent to $3.2 billion while total operating expenses increased 10.3 percent to $2.96 billion, resulting in operating income in first half 2004 of $243 million versus $186 million in first half 2003. Excluding the profitsharing impact of last year's government grant, first half 2004 operating expenses increased 12.1 percent to $2.96 billion from $2.64 billion in first half 2003, resulting in a 7.0 percent increase in first half 2004 operating income to $243 million from $227 million in first half 2003. Net income for first half 2004 was $139 million ($.17 per diluted share) versus $270 million ($.33 per diluted share) for first half 2003. Excluding the impact of last year's government grant, first half 2004 net income increased 9.4 percent to $139 million from $127 million ($.16 per diluted share) in first half 2003.
      Southwest Airlines will conduct a conference call to discuss its quarterly earnings today at 2:30 p.m. Eastern Time. A live broadcast of the conference call will be available at southwest.com.
      This news release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. All forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from the plans, intentions, and expectations reflected in or suggested by the forward-looking statements. Additional information concerning the factors which could cause actual results to differ materially from the forward-looking statements is contained in the Company's periodic filings with the Securities and Exchange Commission, including without limitation, the Company's Annual Report on Form 10-K for the year ended 2003. The Company undertakes no obligation to publicly update or revise any forward-looking statements to reflect events or circumstances that may arise after the date of this press release.

SOUTHWEST AIRLINES CO.
CONDENSED CONSOLIDATED STATEMENT OF INCOME
(unaudited)

                               Three months ended         Six months ended
                                    June 30,                  June 30,
(in millions except per share amounts)
                                              Percent                   Percent
                               2004     2003  Change     2004     2003  Change
OPERATING REVENUES:
  Passenger                  $1,654   $1,465   12.9    $3,082   $2,771   11.2
  Freight                        28       25   12.0        54       47   14.9
  Other                          34       25   36.0        64       48   33.3
   Total operating revenues   1,716    1,515   13.3     3,200    2,866   11.7

OPERATING EXPENSES:

  Salaries, wages,
    and benefits                622      587    6.0     1,212    1,103    9.9
  Fuel and oil                  246      194   26.8       476      402   18.4
  Maintenance materials
    and repairs                 124      104   19.2       238      210   13.3
  Agency commissions              -       13 (100.0)        2       25  (92.0)
  Aircraft rentals               44       46   (4.3)       89       91   (2.2)
  Landing fees and
    other rentals                99       91    8.8       202      181   11.6
  Depreciation                  107       95   12.6       209      188   11.2
  Other operating expenses      277      245   13.1       529      480   10.2
    Total operating expenses  1,519    1,375   10.5     2,957    2,680   10.3

OPERATING INCOME                197      140   40.7       243      186   30.6

OTHER EXPENSES (INCOME):

  Interest expense               22       23   (4.3)       40       49  (18.4)
  Capitalized interest          (10)      (8)  25.0       (20)     (15)  33.3
  Interest income                (5)      (7) (28.6)       (9)     (12) (25.0)
  Other (gains) losses, net      11     (265)   n.a.       12     (272)   n.a.
    Total other
      expenses (income)          18     (257)   n.a.       23     (250)   n.a.


INCOME BEFORE INCOME TAXES      179      397  (54.9)      220      436  (49.5)
PROVISION FOR INCOME TAXES       66      151  (56.3)       81      166  (51.2)


NET INCOME                     $113     $246  (54.1)     $139     $270  (48.5)


NET INCOME PER SHARE:

  Basic                       $ .14    $ .32  (56.3)    $ .18    $ .35  (48.6)
  Diluted                     $ .14    $ .30  (53.3)    $ .17    $ .33  (48.5)

WEIGHTED AVERAGE SHARES OUTSTANDING:

    Basic                       784      780              785      779
    Diluted                     817      820              817      814

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
SOUTHWEST AIRLINES CO.
RECONCILIATION OF REPORTED AMOUNTS TO NON-GAAP ITEMS (SEE NOTE)
(unaudited)
                                   Three months ended      Six months ended
                                        June 30,               June 30,
(In millions, except per share amounts)          Percent                Percent
                                   2004    2003  Change   2004    2003  Change
Operating expenses, as reported  $1,519  $1,375         $2,957  $2,680
Profitsharing impact
  of government grant                      (41)                   (41)
Operating expenses,
  excluding grant impact         $1,519  $1,334   13.9  $2,957  $2,639    12.1

Operating income, as reported      $197    $140           $243    $186
Profitsharing impact of
  government grant                           41                     41
Operating income,
  excluding grant impact           $197    $181    8.8    $243    $227     7.0

Net income, as reported            $113    $246           $139    $270
Government grant,
  net of income taxes
   and profitsharing                      (143)                  (143)
Net income, excluding
  grant impact                    $113    $103     9.7    $139    $127     9.4

Net income per share, diluted,
  as reported                     $.14    $.30            $.17    $.33
Government grant, net of
  income taxes
   and profitsharing                      (.17)                   (.17)
Net income per share, diluted,
  excluding grant impact          $.14    $.13     7.7    $.17    $.16     6.3

NOTE: The above schedule reconciles the financial measures, excluding the government grant, included in this press release to the most comparable GAAP
financial measures.   The $271 million government grant was received in second
quarter 2003 pursuant to the April 2003 Emergency Wartime Supplemental Appropriations Act. The $271 million government grant was received as a result of the war with Iraq and was recorded in "Other gains."

In management's view, comparative analysis of results can be enhanced by excluding the impact of this item. The item is not indicative of the Company's operating performance for that period, nor should it be considered in developing trend analysis for future periods.

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

SOUTHWEST AIRLINES CO.
COMPARATIVE CONSOLIDATED OPERATING STATISTICS
(unaudited)
                                                   Three months ended
                                                         June 30,
                                               2004            2003    Change
Revenue passengers carried               18,863,975      17,063,283    10.6 %
Enplaned passengers                      21,627,986      19,446,533    11.2 %
Revenue passenger miles (RPMs) (000s)    14,325,737      12,550,665    14.1 %
Available seat miles (ASMs) (000s)       18,773,522      17,893,765     4.9 %
Load factor                                   76.3%           70.1%   6.2 pts.
Average length of passenger haul (miles)        759             736     3.1 %
Average aircraft stage length (miles)           571             556     2.7 %
Trips flown                                 242,386         237,518     2.0 %
Average passenger fare                       $87.67          $85.87     2.1 %
Passenger revenue yield per RPM (cents)       11.54           11.67    (1.1)%
Operating revenue yield per ASM (cents)        9.14            8.47     7.9 %
Operating expenses per ASM (cents)             8.09            7.68     5.3 %
Operating expenses per ASM,
  excluding government grant (cents)           8.09            7.46^    8.4 %
Operating expenses per ASM,
  excluding fuel (cents)                       6.79            6.60     2.9 %
Operating expenses per ASM, excluding fuel
  and government grant (cents)                 6.79            6.37^    6.6 %
Fuel costs per gallon,
  excluding fuel tax (cents)                   81.9            67.4    21.5 %
Fuel consumed, in gallons (millions)            298             286     4.2 %
Number of Employees at period-end            31,408          32,902    (4.5)%
Size of fleet at period-end                     405             379     6.9 %

^ Amounts exclude profitsharing impact of $271 million government grant.

                                                     Six months ended
                                                         June 30,
                                               2004            2003   Change
Revenue passengers carried               34,859,036      32,140,820    8.5 %
Enplaned passengers                      39,818,390      36,616,105    8.7 %
Revenue passenger miles (RPMs) (000s)    26,118,160      23,446,366   11.4 %
Available seat miles (ASMs) (000s)       37,155,115      35,292,897    5.3 %
Load factor                                   70.3%           66.4%   3.9 pts.
Average length of passenger haul (miles)        749             729    2.7 %
Average aircraft stage length (miles)           570             554    2.9 %
Trips flown                                 480,855         470,605    2.2 %
Average passenger fare                       $88.41          $86.23    2.5 %
Passenger revenue yield per RPM (cents)       11.80           11.82   (0.2)%
Operating revenue yield per ASM (cents)        8.61            8.12    6.0 %
Operating expenses per ASM (cents)             7.96            7.59    4.9 %
Operating expenses per ASM,
  excluding government grant (cents)           7.96            7.48^   6.4 %
Operating expenses per ASM,
  excluding fuel (cents)                       6.68            6.45    3.6 %
Operating expenses per ASM, excluding
  fuel and government grant (cents)            6.68            6.34^   5.4 %
Fuel costs per gallon,
  excluding fuel tax (cents)                   80.8            71.0   13.8 %
Fuel consumed, in gallons (millions)            585             563    3.9 %
Number of Employees at period-end            31,408          32,902   (4.5)%
Size of fleet at period-end                     405             379    6.9 %

^ Amounts exclude profitsharing impact of $271 million government grant.

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

SOUTHWEST AIRLINES CO.
CONDENSED CONSOLIDATED BALANCE SHEET
(unaudited)
                                          June 30,           December 31,
(in millions)                              2004                 2003
ASSETS
Current assets:
      Cash and cash equivalents           $1,768              $1,865
      Accounts and other receivables         222                 132
      Inventories of parts and supplies,
        at cost                              108                  93
      Fuel hedge contracts                   315                 164
	Prepaid expenses and other
        current assets                        58                  59
          Total current assets             2,471               2,313

Property and equipment, at cost:
      Flight equipment                     9,242               8,646
      Ground property and equipment        1,142               1,117
      Deposits on flight equipment
        purchase contracts                   886                 787
                                          11,270              10,550
      Less allowance for depreciation      3,198               3,107
                                           8,072               7,443
Other assets                                 270                 122
                                         $10,813              $9,878

LIABILITIES & STOCKHOLDERS' EQUITY
Current liabilities:
      Accounts payable                      $464                $405
      Accrued liabilities                    870                 650
      Air traffic liability                  658                 462
      Income taxes payable                     -                   -
      Current maturities of long-term debt   317                 206
          Total current liabilities        2,309               1,723

Long-term debt less current maturities     1,239               1,332
Deferred income taxes                      1,649               1,420
Deferred gains from sale and
  leaseback of aircraft                      160                 168
Other deferred liabilities                   202                 183
Stockholders' equity:
      Common stock                           790                 789
      Capital in excess of par value         263                 258
      Retained earnings                    3,979               3,883
	Accumulated other
        comprehensive income                 287                 122
      Treasury stock, at cost                (65)                  -
          Total stockholders' equity       5,254               5,052
                                         $10,813              $9,878

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
SOUTHWEST AIRLINES CO.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(unaudited)
                                           Three months ended  Six months ended
                                                 June 30,          June 30,
(in millions)                               2004        2003   2004        2003
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income                              $113        $246   $139        $270
    Adjustments to reconcile net income to
      cash provided by operating activities:
        Depreciation and amortization        107          95    209         188
        Deferred income taxes                 66         136     81         148
        Amortization of deferred gains
          on sale and leaseback of aircraft   (4)         (4)    (8)        (8)
        Amortization of scheduled airframe
          inspections & repairs               13          12     27          24
        Changes in certain assets and
          liabilities:
          Accounts and other receivables      (4)         31    (50)         47
          Other current assets                 3          (7)   (11)        (8)
          Accounts payable and
            accrued liabilities              160          59    282          52
          Air traffic liability              (42)         40    197         163
          Income taxes payable                 -          11      -          11
        Other                                 18          19    (19)         18
            Net cash provided by
              operating activities           430         638    847         905

CASH FLOWS FROM INVESTING ACTIVITIES:

    Purchases of property and
      equipment, net                        (511)       (325)  (870)      (518)

CASH FLOWS FROM FINANCING ACTIVITIES:
    Issuance of long-term debt                29           -     58           -
    Proceeds from Employee stock plans        27          20     40          32
    Payments of long-term debt and
      capital lease obligations              (13)        (14)   (21)       (20)
    Payments of cash dividends                (4)         (4)   (11)       (11)
    Repurchase of common stock               (11)          -   (136)          -
    Other, net                                (3)          -     (4)          1
           Net cash provided by (used in)
             financing activities             25           2    (74)          2

NET INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS                           (56)        315    (97)        389
CASH AND CASH EQUIVALENTS AT
  BEGINNING OF PERIOD                      1,824       1,889  1,865       1,815

CASH AND CASH EQUIVALENTS AT
  END OF PERIOD                           $1,768      $2,204 $1,768      $2,204

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
Southwest Airlines Co.
Boeing 737-700 Delivery Schedule
As of July 15, 2004
                         Prior   Schedule        Current Schedule
                         Firm    Options*        Firm     Options*
2004                      47         -            47**        -
2005                      31         3            34          -
2006                      22        12            22         12
2007                      25        29            25         29
2008                       6        45             6         45
2009-2012                  -       177             -        177
Total                    131       266		 134		263

*Includes purchase rights
**22 aircraft were received during first half 2004, including one leased aircraft

                                  ***